BAND-001
August 25, 2022
By Electronic Submission

Office of Technology
U.S. Securities and Exchange Commission
Division of Corporation Finance		FOIA Confidential Treatment Requested Under 17 C.F.R. §200.83
100 F Street, NE
Washington, DC 20549
Attn:	Megan Akst
Kathleen Collins

Re:      Bandwidth Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed on February 25, 2022
File No. 001-38285

To the addressees set forth above:
This letter is submitted by Bandwidth Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing of the Company, as set forth in your letter to the Company dated August 11, 2022 (the “Comment Letter”).
The Company respectfully requests confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. The copy submitted herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version of this letter has been separately submitted to the Commission via the Commission’s Accellion/Kiteworks electronic secure file transfer portal.
The numbered paragraphs in italics below set forth the comments of the Staff from the Comment Letter, together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the applicable filing.
Form 10-K for the Year Ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations
CONFIDENTIAL TREATMENT REQUESTED BY
BANDWIDTH INC. PURSUANT TO 17 C.F.R. § 200.83

BAND-002
Non-GAAP Financial Measures, page 76
1. You state in your response to prior comment 1 that for non-GAAP purposes the company was in a cumulative pre-tax income position in the U.S. from 2019 – 2021. However, you also indicate that given the company’s historical and forecasted non-GAAP loss positions you concluded that a valuation allowance was appropriate in the U.S. for non-GAAP purposes. Please explain these apparent inconsistencies. Also, explain further the non- GAAP tax attributes that were used to offset non-GAAP pre-tax income and when such amounts will be fully utilized.
Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff as to the following matters:
You state in your response to prior comment 1 that for non-GAAP purposes the company was in a cumulative pre-tax income position in the U.S. from 2019 – 2021. However, you also indicate that given the company’s historical and forecasted non-GAAP loss positions you concluded that a valuation allowance was appropriate in the U.S. for non-GAAP purposes. Please explain these apparent inconsistencies.
The Company believes that Question 102.11 of the non-GAAP C&DI instructs that when determining whether a valuation allowance is needed for non-GAAP purposes, the Company should utilize methods and analyses similar to those it would utilize in determining whether a valuation allowance is needed for GAAP purposes. ASC 740-10-30-17 requires that all available evidence, both positive and negative, be considered to determine whether, based on the weight of that evidence, a deferred tax asset valuation allowance is needed.
In evaluating the non-GAAP valuation allowance position, the Company considered certain positive evidence, including the existence of a three-year cumulative income position of $22.6 million at December 31, 2021, which represented the combination of U.S. non-GAAP pretax income (loss) of $(7.6) million, $15.1 million and $15.1 million for the years ended December 31, 2019, 2020 and 2021, respectively. The Company concluded that this three-year cumulative income position was unusual, as the Company had (a) experienced U.S. non-GAAP losses in years prior to 2019 and (b) realized a significant and anomalous increase in U.S.-based earnings in 2020 and 2021 as a result of the combination of increased telecommunication demand from its U.S.-based customers and reduced Company operating expenses as a result of lower employee, marketing and travel expenditures, each of which was related to the COVID-19 pandemic.
The Company also considered certain negative evidence in evaluating its non-GAAP valuation allowance position including, but not limited to:
1.U.S. non-GAAP losses in historic tax years, including $(7.6) million in 2019.
2.No material income taxes paid in the U.S. over the past nine years [***].
CONFIDENTIAL TREATMENT REQUESTED BY
BANDWIDTH INC. PURSUANT TO 17 C.F.R. § 200.83

BAND-003
3.As of December 31, 2021, non-GAAP U.S. deferred tax assets exceeded deferred tax liabilities, before the consideration of non-GAAP tax loss carryforwards and research and development tax credit carryforwards (“Prior Year Tax Attributes”), and the scheduling of their respective reversals.
4.[***].
5.[***].
6.An increase in incurred and projected U.S.-based costs resulting from the Company’s business acquisition consummated in November 2020, and
7.Projected increases in rent and other operational expenses resulting from the Company’s construction of a new U.S. corporate headquarters, including a land purchase in the second quarter of 2020, subsequent development agreements for the construction, and related public commitments to hire 1,165 new employees in the U.S. over the following eight years.
ASC-740-10-30-23 requires that an entity use judgment in considering the relative impact of positive and negative evidence for a valuation allowance. When evaluating the aforementioned evidence, the Company considered interpretative ASC 740 published guidance from professional accounting firms regarding valuation allowance assessment, including a Big 4 firm’s accounting guidebook which states:
“In certain situations, a company may not be in a cumulative loss position in the current year but may expect to be in a cumulative loss position in the near future. We do not believe there is a significant difference between being in a cumulative loss position and expecting to be in one. That is, we believe that both being in a cumulative loss position and expecting to be in one provide significant negative evidence such that projections of future taxable income will rarely be sufficient to substantiate that a deferred tax asset is realizable at a more-likely-than-not level of assurance” (“Financial Reporting Developments: A Comprehensive Guide Income Taxes”, Ernst & Young LLP, updated September 2020, section 6.1.1.1).
Upon consideration of all available evidence, the Company concluded that the weight of the negative evidence well exceeded the offsetting positive evidence resulting from the Company’s three-year non-GAAP cumulative income position. As such, the Company recognized a valuation allowance against U.S. deferred tax assets for non-GAAP purposes in 2020 and 2021.
Also, explain further the non-GAAP tax attributes that were used to offset non-GAAP pre-tax income and when such amounts will be fully utilized.
With respect to the Company’s non-GAAP Prior Year Tax Attributes in the U.S., the Company realized a U.S. non-GAAP pre-tax loss of $(18.2) million in 2014 and $(1.9) million in 2015, in addition to the $(7.6) million U.S. non-GAAP pre-tax loss in 2019. As of December 31, 2019, the Company had U.S. non-GAAP tax loss carryforwards of $7.6 million, and no remaining U.S.
CONFIDENTIAL TREATMENT REQUESTED BY
BANDWIDTH INC. PURSUANT TO 17 C.F.R. § 200.83

BAND-004
non-GAAP tax loss carryforwards for the years ended December 31, 2020 and 2021. As of December 31, 2019, 2020, and 2021, the Company had research and development tax credit carryforwards of $6.8 million, $5.2 million, and $2.0 million, respectively. [***] As such, the Company had adequate Prior Year Tax Attributes to offset income tax liabilities in the U.S.
2. The calculations for the effective tax rate provided in your response are based on the non-GAAP tax adjustment as a percentage of the individual non-GAAP adjustments. Please provide us with your calculation of the non-GAAP effective tax rate using the total tax provision (benefit) on a non-GAAP basis to total non-GAAP pre-tax income (loss) and revise to disclose such rates in the footnotes to your non-GAAP reconciliations to the extent they differ from amounts already disclosed. Also, explain how you determined whether the non-GAAP income tax expense is commensurate with the non-GAAP measure of profitability. Refer to Question 102.09 of the non-GAAP C&DI.
Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff as to the following matters:
The calculations for the effective tax rate provided in your response are based on the non-GAAP tax adjustment as a percentage of the individual non-GAAP adjustments. Please provide us with your calculation of the non-GAAP effective tax rate using the total tax provision (benefit) on a non-GAAP basis to total non-GAAP pre-tax income (loss) and revise to disclose such rates in the footnotes to your non-GAAP reconciliations to the extent they differ from amounts already disclosed.
The below table summarizes the calculation of non-GAAP tax provision (benefit) and non-GAAP tax rate for the years ended December 31, 2019, 2020 and 2021.

(In thousands USD ($000s); may not sum due to rounding)
	2019			2020			2021
	U.S.	Intl	Total	U.S.	Intl	Total	U.S.	Intl	Total

GAAP income / (loss) before income taxes	(15,229)	5	(15,224)	(25,745)	(3,227)	(28,972)	(27,547)	(3,648)	(31,195)
Non-GAAP adjustments	7,602	—	7,602	40,870	3,034	43,904	42,622	18,538	61,160
Non-GAAP income / (loss) before income taxes (a)	(7,627)	5	(7,622)	15,125	(193)	14,932	15,075	14,890	29,965

Statutory Rate (b)	25.2%	20.0%	N/A	25.0%	24.0%	N/A	25.1%	23.3%	N/A
Non-GAAP tax expense / (benefit) at statutory rate (1) (a)*(b)	(1,920)	1	(1,919)	3,781	(46)	3,735	3,790	3,469	7,259
Permanent and discrete tax adjustments (2)	(397)	(4)	(401)	(3,667)	671	(2,996)	(738)	(2,268)	(3,005)
Non-GAAP tax expense / (benefit) (c)	(2,317)	(3)	(2,320)	115	624	739	3,052	1,202	4,254

GAAP tax expense / (benefit) (3) (d)	(17,715)	(3)	(17,718)	14,679	326	15,005	3,222	(7,055)	(3,833)
Non-GAAP tax expense / (benefit) (c)	(2,317)	(3)	(2,320)	115	624	739	3,052	1,202	4,254
GAAP vs. non-GAAP tax expense difference (d) - (c)	(15,398)	—	(15,398)	14,564	(298)	14,266	170	(8,257)	(8,087)

Non-GAAP tax rate (c) / (a)			30.4%			5.0%			14.2%
Note: In 2021, the $3,052 non-GAAP tax expense in the U.S. is the result of a deemed sale of assets to Bandwidth Inc. for U.S. income taxes from a recently acquired U.S. entity that does not have a valuation allowance. In accordance with Internal Revenue Code section 338(g), the acquired U.S. entity pays this income tax and, absent a valuation allowance, this entity will recognize the associated income tax expense. Once
CONFIDENTIAL TREATMENT REQUESTED BY
BANDWIDTH INC. PURSUANT TO 17 C.F.R. § 200.83

BAND-005
adjusted for this single transaction income tax, the effective income tax rate within the U.S. is approximately 0% for the Company. There are no material non-GAAP book adjustments within this separate acquired U.S. entity.
(1) The statutory rate was applied to (a). For the U.S. the statutory rate is approximately 25%, which includes 21% federal and 4% state. The statutory rate for international is calculated using statutory rates in each jurisdiction, ranging from 19-25%.
(2) Other permanent tax adjustments that impact the effective tax-rate primarily include research and development credits, changes in realization of temporary differences, and non-deductible expenses.
(3) GAAP tax expense/(benefit) as shown in audited financial statements for the corresponding periods.
The non-GAAP effective income tax rates of 30.4%, 5.0% and 14.2% for the years ended December 31, 2019, 2020 and 2021, respectively, shown in the table above have been calculated by dividing total non-GAAP pre-tax income (loss) into the total non-GAAP tax provision (benefit). The Company respectfully advises the Staff that beginning with the Company’s quarterly report on Form 10-Q for the three months ended September 30, 2022 and all subsequent periodic filings, the Company will disclose the total non-GAAP income tax rate, as calculated in this manner, within the footnotes to the Non-GAAP Reconciliation Table.
The change in this income tax rate presentation from that shown in the Company’s annual report on Form 10-K for the year ended December 31, 2021 has no impact on the total non-GAAP tax adjustments recognized in the Non-GAAP Reconciliation Table, as reconciled, on a component-basis in the table below.

(In thousands USD ($000s); may not sum due to rounding)

As Presented on Non-GAAP Net Income Reconciliation Table in 10-K	2019	2020	2021

Estimated tax effects of adjustments	(1,914)	(758)	(15,036)
Valuation allowance	—	15,024	9,552
Income tax benefit of equity compensation	(13,484)	—	(2,603)
Total Tax Adjustments on Non-GAAP Reconciliation Table	(15,398)	14,266	(8,087)

Also, explain how you determined whether the non-GAAP income tax expense is commensurate with the non-GAAP measure of profitability. Refer to Question 102.09 of the non-GAAP C&DI.
The Company believes that an effective income tax rate of 0% in the U.S., for an entity subject to a valuation allowance, is commensurate with the non-GAAP measure of profitability for the following reasons:
1)Due to the Prior Year Tax Attributes, the Company has not paid any material cash income taxes in the U.S. for over nine years.
2)In accordance with Question 102.11 of the non-GAAP C&DI, the Company considers the general principles under GAAP to calculate non-GAAP current and deferred income tax expense (benefit). In accordance with ASC 740, if a Company realizes pre-tax income in a period within a tax jurisdiction which requires a valuation allowance, then the effective income tax rate for such jurisdiction may, in fact, result in 0%. This outcome is largely driven by the utilization of Prior Year Tax Attributes. The Company believes that a 0% income tax rate in the U.S. is consistent with the Company’s non-GAAP loss position in the U.S.
CONFIDENTIAL TREATMENT REQUESTED BY
BANDWIDTH INC. PURSUANT TO 17 C.F.R. § 200.83

BAND-006
The Company hereby acknowledges the following:
●The Company is responsible for the adequacy and accuracy of the disclosure in the filings.
●Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions regarding this response letter.
Sincerely,
Bandwidth Inc.
By: /s/ Daryl E. Raiford
Daryl E. Raiford
Chief Financial Officer

cc:      Brandon Asbill, Bandwidth Inc.
Michael Benjamin, Latham & Watkins LLP
Shagufa Hossain, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY
BANDWIDTH INC. PURSUANT TO 17 C.F.R. § 200.83